SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                               IES INDUSTRIES INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   44949M 10 3
                                 (CUSIP Number)

      Edward M. Gleason, Vice President, Treasurer and Corporate Secretary,
                               WPL Holdings, Inc.,
      222 West Washington Avenue, Madison, Wisconsin  53703; (608) 252-3311
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                 Benjamin F. Garmer, III, Esq., Foley & Lardner,
          777 East Wisconsin Avenue, Milwaukee, Wisconsin  53202-5367;
                                 (414) 271-2400

                                November 10, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                  13D
    CUSIP No.  44949M 10 3                   Page   2   of  13  Pages



      1    NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WPL Holdings, Inc.
           IRS Employer Identification No. 39-1380265

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_]
                                                               (b) [_]

      3    SEC USE ONLY



      4    SOURCE OF FUNDS*

           WC/OO

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   [_]

      6    CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Wisconsin

                        7   SOLE VOTING POWER

    NUMBER OF SHARES        5,861,115+
      BENEFICIALLY
      OWNED BY EACH     8   SHARED VOTING POWER
    REPORTING PERSON
          WITH              0

                        9   SOLE DISPOSITIVE POWER

                            5,861,115+

                       10   SHARED DISPOSITIVE POWER

                            0

      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           5,861,115+

      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
                                                                   [_]

      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.6%

      14   TYPE OF REPORTING PERSON*

           CO

    + Beneficial ownership disclaimed.  See Item 5 below.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1.   Security and Issuer.

             This statement relates to the common stock, no par value ("IES Common Stock"), of IES Industries Inc., an Iowa corporation ("IES"). The principal executive offices of IES are located at IES Tower, 200 First Street S.E., Cedar Rapids, Iowa 52401.

   Item 2.   Identity and Background.

             This statement is being filed by WPL Holdings, Inc., a Wisconsin corporation ("WPL"), which conducts its principal business and maintains its principal office at 222 West Wisconsin Avenue, Madison, Wisconsin 53703. WPL is the holding company of Wisconsin Power and Light Company ("WP&LC") and its utility related subsidiaries and of Heartland Development Corporation ("HDC"), the parent corporation for WPL's nonutility businesses. WP&LC is a public utility engaged primarily in generating, purchasing and selling electric energy in portions of southern and central Wisconsin. It also purchases, distributes, transports and sells natural gas in parts of such areas and supplies water in two communities. Through a wholly owned subsidiary, WP&LC supplies electric, gas and water service principally in Winnebago County, Illinois. HDC and its principal subsidiaries are engaged in business development in three major areas: environmental engineering and consulting, affordable housing, and energy services.

             The name, business address or residence, present principal occupation or employment, citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of WPL are set forth in Schedule A hereto which is incorporated herein by reference.

             During the last five years, neither WPL nor, to the best of WPL's knowledge, any of WPL's executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Consideration.

             Concurrently with entering into the Merger Agreement (as defined in Item 4 below), WPL was granted the Option (as defined in Item 4 below). None of the triggering events permitting exercise of the Option have occurred as of the date of this Schedule 13D. In the event the Option becomes exercisable and WPL wishes to purchase for cash the IES Common Stock subject thereto, WPL will fund the exercise price from working capital or through other sources, which could include borrowings.

   Item 4.   Purpose of Transaction.

             WPL, IES, Interstate Power Company, an operating public utility incorporated under the laws of the State of Delaware ("IPC"), and AMW Acquisition, Inc., a wholly owned subsidiary of WPL incorporated under the laws of the State of Delaware ("AMW"), have entered into an Agreement and Plan of Merger, dated as of November 10, 1995 (the "Merger Agreement"), providing for (a) the merger of IES with and into WPL, which merger will result in the combination of WPL and IES as a single company (the "IES Merger"), and (b) the merger of AMW with and into IPC, which merger will result in IPC becoming a wholly owned subsidiary of WPL (the "IPC Merger", and together with the IES Merger, the "Merger"). The Merger, which was unanimously approved by the Board of Directors of each of the constituent companies, is expected to close promptly after all of the conditions to the consummation of the Merger, including obtaining all applicable regulatory approvals, are fulfilled or waived. The regulatory approval process is expected to take approximately 12 to 18 months.

             In the Merger, WPL will change its name to Interstate Energy Corporation ("Interstate Energy") and Interstate Energy, as the holding company of the combined enterprise, will be registered under the Public Utility Holding Company Act of 1935, as amended. Interstate Energy will be the parent company of WPL's present principal utility subsidiary, WP&LC, IES's present utility subsidiary, IES Utilities Inc. ("Utilities"), and IPC. Following the Merger, the non-utility operations of WPL and IES, HDC and IES Diversified Inc., respectively, will be combined under one entity to manage the diversified operations of Interstate Energy.

             Under the terms of the Merger Agreement, each outstanding share of IES Common Stock will be cancelled and converted into the right to receive .98 of a share of common stock, par value $.01 per share, of Interstate Energy (the "Interstate Energy Common Stock") and each outstanding share of common stock, par value $3.50 per share, of IPC will be cancelled and converted into the right to receive 1.11 shares of Interstate Energy Common Stock. The outstanding shares of common stock, par value $.01 per share, of WPL ("WPL Common Stock") will remain unchanged and outstanding as shares of Interstate Energy Common Stock. As of the close of business on November 10, 1995, WPL had approximately 30.8 million common shares outstanding, IES had approximately 29.3 million common shares outstanding and IPC had approximately 9.6 million common shares outstanding. Based on such capitalization, the Merger will result in the common shareowners of WPL holding 43.9% of the common equity of Interstate Energy, the common shareowners of IES receiving 40.9% of the common equity of Interstate Energy and the common shareowners of IPC receiving 15.2% of the common equity of Interstate Energy. Each outstanding share of preferred stock, par value $50 per share, of IPC will be unchanged as a result of the Merger and will remain outstanding. In this Schedule 13D, unless the context otherwise requires, all references to Interstate Energy Common Stock include, if applicable, the associated rights to purchase shares of such common stock pursuant to the terms of the Rights Agreement between WPL and Morgan Shareholder Services Trust Company, as Rights Agent thereunder, dated as of February 22, 1989.

             The cancellation and conversion of IES Common Stock at the effective time of the Merger into shares of Interstate Energy Common Stock will cause IES Common Stock to cease to be listed on the New York Stock Exchange and to make IES Common Stock eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

             The parties expect that the dividend at the effective time of the Merger will be the dividend then being paid by WPL. Subsequent dividend policy will be developed by the Board of Directors of Interstate Energy.

             The Merger is subject to customary closing conditions, including, without limitation, the receipt of required shareowner approvals of WPL, IES and IPC; and the receipt of all necessary governmental approvals and the making of all necessary governmental filings, including approvals of state utility regulators in Illinois, Iowa, Minnesota and Wisconsin, the approval of the Federal Energy Regulatory Commission, the Securities and Exchange Commission (the "SEC") and the Nuclear Regulatory Commission, and the filing of the requisite notification with the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of the applicable waiting period thereunder. The Merger is also subject to receipt of opinions of counsel that the Merger will qualify as a tax-free reorganization, and assurances from the parties' independent accountants that the Merger will qualify as a pooling of interests for accounting purposes. In addition, the Merger is conditioned upon the effectiveness of a registration statement to be filed by WPL with the SEC with respect to shares of the Interstate Energy Common Stock to be issued in the Merger and the approval for listing of such shares on the New York Stock Exchange. (See Article IX of the Merger Agreement.) It is anticipated that shareowners will vote upon the Merger at the upcoming annual meetings in the second quarter of 1996.

             The Merger Agreement contains certain covenants of the parties pending the consummation of the Merger. Generally, the parties must carry on their businesses in the ordinary course consistent with past practice, may not increase dividends on common stock in excess of current levels in the case of IES and IPC and beyond a specified limit in the case of WPL, and may not issue any capital stock beyond certain limits. The Merger Agreement also contains restrictions on, among other things, charter and bylaw amendments, acquisitions, capital expenditures, dispositions, incurrence of indebtedness, certain increases in employee compensation and benefits, and affiliate transactions. (See Article VII of the Merger Agreement.)

             The Merger Agreement provides that, after the effectiveness of the Merger (the "Effective Time"), the corporate headquarters and principal executive offices of Interstate Energy and WP&LC will remain in Madison, Wisconsin, the headquarters of Utilities will remain in Cedar Rapids, Iowa, and the headquarters of IPC will remain in Dubuque, Iowa. Interstate Energy's Board of Directors, which will be divided into three classes, will consist of a total of 15 directors, 6 of whom will be designated by WPL, 6 of whom will be designated by IES and 3 of whom will be designated by IPC. Mr. Lee Liu, the current Chairman of the Board, President and Chief Executive Officer of IES, will serve as Chairman of the Board of Directors of Interstate Energy for a period of two years from the Effective Time. Mr. Wayne H. Stoppelmoor, the current Chairman of the Board, President and Chief Executive Officer of IPC, will serve as Vice Chairman of the Board of Directors of Interstate Energy for a period of two years from the Effective Time. Mr. Erroll B. Davis, Jr., the current President and Chief Executive Officer of WPL, will become President and Chief Executive Officer of Interstate Energy from the Effective Time. Mr. Davis will also assume the position of Chairman of the Board when Mr. Liu retires as Chairman. (See Article VIII of the Merger Agreement.)

             The Merger Agreement may be terminated under certain circumstances, including (i) by mutual consent of the parties; (ii) by any party if the Merger is not consummated by May 10, 1997 (provided, however, that such termination date shall be extended to May 10, 1998 if all conditions to closing the Merger, other than the receipt of certain consents and/or statutory approvals by any of the parties, have been satisfied by May 10, 1997); (iii) by any party if any of WPL's, IES's or IPC's shareowners vote against the Merger or if any state or federal law or court order prohibits the Merger; (iv) by a non-breaching party if there exist breaches of any representations or warranties contained in the Merger Agreement or in the Stock Option Agreements (as hereinafter defined), as of the date thereof, which breaches, individually or in the aggregate, would result in a material adverse effect on the breaching party and which are not cured within twenty (20) days after notice; (v) by a non-breaching party if there occur breaches of specified covenants in the Merger Agreement or material breaches of any covenant or agreement in the Merger Agreement or in the Stock Option Agreements which are not cured within twenty (20) days after notice; (vi) by any party if the Board of Directors of any other party shall withdraw or adversely modify its recommendation of the Merger or shall approve or recommend any competing transaction; or (vii) by any party, under certain circumstances, as a result of a third-party tender offer or business combination proposal which such party, pursuant to its directors' fiduciary duties, is, in the opinion of such party's counsel and after the other parties have first been given an opportunity to make concessions and adjustments in the terms of the Merger Agreement, required to accept. (See Article X of the Merger Agreement.)

             The Merger Agreement provides that if a breach described in clause (iv) or (v) of the previous paragraph occurs, then, if such breach is not willful, the non-breaching party or parties will be entitled to reimbursement of its or their out-of-pocket expenses, not to exceed $5 million to each non-breaching party. In the event of a willful breach, the non-breaching party or parties will be entitled to its or their out-of-pocket expenses (which shall not be limited to $5 million) and any remedies it or they may have at law or in equity, and provided that if, at the time of the breaching party's or parties' willful breach, there shall have been a third party tender offer or business combination proposal which shall not have been rejected by the breaching party or parties or withdrawn by the third party, and within two and one-half years of any termination by the non-breaching party or parties, the breaching party or parties accept an offer to consummate or consummates a business combination with such third party, then such breaching party or parties, upon the closing of such business combination, will pay to the non-breaching party or parties an additional aggregate fee equal to $25 million, if WPL or IES is the breaching party, or $12.5 million, if IPC is the breaching party. The Merger Agreement also requires payment of an aggregate termination fee of $25 million, if WPL or IES is the Target Party (as hereinafter defined), or $12.5 million, if IPC is the Target Party, together with reimbursement of out-of-pocket expenses, by one party (the "Target Party") to the other parties in the following circumstances:
   (1) the Merger Agreement is terminated (x) as a result of the acceptance by the Target Party of a third-party tender offer or business combination proposal, (y) following a failure of the shareowners of the Target Party to grant their approval to the Merger or (z) as a result of the Target Party's material failure to convene a shareowner meeting, distribute proxy materials and, subject to its board of directors' fiduciary duties, recommend the Merger to its shareowners; (2) at the time of such termination or prior to the meeting of such party's shareowners there shall have been a third-party tender offer or business combination proposal which shall not have been rejected by the Target Party or withdrawn by such third party; and (3) within two and one-half years of any such termination described in clause (1) above, the Target Party accepts an offer to consummate or consummates a business combination with such third party. The applicable termination fee and out-of-pocket expenses referred to in the previous sentence will be paid at the closing of such third-party business combination. The termination fees payable by WPL, IES and/or IPC under the foregoing provisions plus the aggregate amount which could be payable by WPL, IES and/or IPC under the Stock Option Agreements may not exceed $40 million (for WPL or IES) or $20 million (for IPC) in the aggregate. In addition to the foregoing, if the Merger Agreement is terminated under circumstances that give rise to the payment of the termination fee discussed above by any party and within nine months of such termination one of the non-terminating parties is acquired by the same third party offeror, the sole remaining party will be entitled to (i) a second termination fee of $25 million, if WPL or IES is the second target party, or $12.5 million if IPC is the second target party, on the signing of a definitive agreement relating to such business combination, and (ii) payment of any termination fee paid to such second target party by the original terminating party (i.e., first Target Party) pursuant to the termination of the Merger Agreement. If only one party must pay expenses, or is entitled to receive a termination fee as set forth above, such party will pay or receive one hundred percent (100%) of the applicable expenses or fee. If two parties are required to pay expenses or entitled to receive any such fee, each such party's percentage of such expenses or fee will equal a fraction, the numerator of which shall be, in the case of IES or IPC, the number of shares of Interstate Energy Common Stock which would have been issuable (on a fully diluted basis) to such party's shareowners, or, in the case of WPL, the number of shares of Interstate Energy Common Stock (on a fully diluted basis) that would have been retained by its shareowners, had the effective time of the Merger occurred at the time the Merger Agreement is terminated, and the denominator of which will be the aggregate number of shares of Interstate Energy Common Stock that would have been issuable to or retained by (in either case on a fully diluted basis) the shareowners of the two parties required to pay expenses or entitled to receive such fee had the effective time of the Merger occurred at the time the Merger Agreement is terminated. (See Article X of the Merger Agreement.)

             Concurrently with the Merger Agreement, WPL, IES and IPC entered into reciprocal option grantor/option holder stock option and trigger payment agreements each granting the other two parties, for no additional consideration, an irrevocable option to purchase a specified percentage of up to that number of shares of common stock of the granting company which equals a collective aggregate of 19.9% of the number of shares of common stock of the granting company outstanding on November 10, 1995 (the "Stock Option Agreements"). Specifically, under the Stock Option Agreement by and among IES and WPL (the "IES/WPL Stock Option Agreement"), IES granted WPL an irrevocable option to purchase (the "Option") a specified percentage of up to 5,861,115 shares (subject to adjustment for changes in capitalization) of IES Common Stock at an exercise price of $26.7125 per share (the "Exercise Price") under certain circumstances if the Merger Agreement becomes terminable by WPL as a result of IES's breach or as a result of IES becoming the subject of a third-party proposal for a business combination. If WPL is entitled to exercise its Option and IPC is not entitled to exercise its option for IES Common Stock, the Option will be for one hundred percent (100%) of the shares of IES Common Stock set forth above. If both WPL and IPC are entitled to exercise their options to purchase IES Common Stock, the percentage of the number of shares of IES Common Stock specified above that WPL may purchase upon exercise of the Option will equal a fraction, the numerator of which will be the number of shares of Interstate Energy Common Stock (on a fully diluted basis) that would have been retained by WPL's shareowners had the effective time of the Merger occurred as of the date on which the exercise notice under the IES/WPL Stock Option Agreement is delivered or the date on which demand for cash settlement (as described below) of the Option is given, as the case may be, and the denominator of which will be the aggregate number of shares of Interstate Energy Common Stock that would have been issuable to or retained by (in either case on a fully diluted basis) the shareowners of WPL and IPC had the effective time of the Merger occurred as of the date on which the exercise notice is delivered or the date on which demand for the cash settlement is given, as the case may be. The Exercise Price is payable, at WPL's election, either in cash or in shares of WPL Common Stock. If the Option becomes exercisable, WPL (i) will have the right to receive, under certain circumstances, a cash settlement that would pay to WPL the difference between the Exercise Price and the then current market price of IES Common Stock and (ii) may request that IES repurchase from WPL all or any portion of the Option (or if the Option is exercised, to repurchase from WPL all or any portion of the acquired shares of IES Common Stock) at the price specified in the IES/WPL Stock Option Agreement.

             Each party to each of the Stock Option Agreements agreed to vote, prior to November 10, 2000 (the "Expiration Date"), any shares of capital stock of the other party or parties acquired by such party pursuant to the Stock Option Agreements or otherwise beneficially owned by such party on each matter submitted to a vote of shareowners of such other party or parties for and against such matter in the same proportion as a vote of all other shareowners of such other party or parties is voted for and against such matter.

             The Stock Option Agreements provide that, prior to the Expiration Date, none of WPL, IES or IPC shall sell, assign, pledge, or otherwise dispose of or transfer the shares they acquire pursuant to the Stock Option Agreements (collectively, the "Restricted Shares") except as otherwise specifically provided in the Stock Option Agreements. In addition to the cash settlement and repurchase rights mentioned above, subsequent to the termination of the Merger Agreement, each of the parties will have the right to have such shares of any of the other parties registered under the Securities Act of 1933, as amended, for sale in a public offering, unless the issuer of the shares elects to repurchase them at their then market value. The Stock Option Agreements also provide that, following the termination of the Merger Agreement, any party may sell any Restricted Shares pursuant to a tender or exchange offer approved or recommended, or otherwise determined to be fair and in the best interests of such other party's or parties' shareowners, by a majority of the Board of Directors of such other party or parties.

             WPL, IES and IPC recognize that the divestiture of their existing gas operations and certain non-utility operations is a possibility under the new registered holding company structure, but will seek approval from the SEC to maintain such businesses. If divestiture is ultimately required, the SEC has historically allowed companies sufficient time to accomplish divestitures in a manner that protects shareowner value.

             The Merger Agreement, the press release issued in connection therewith and the Stock Option Agreements are incorporated herein by reference to Exhibits (2.1), (99), (2.2), (2.3), (2.4), (2.5), (2.6) and
   (2.7), respectively, to WPL's Current Report on Form 8-K, dated November 10, 1995, as filed with the SEC on November 17, 1995. The brief summaries of the material provisions of the Merger Agreement and the Stock Option Agreements set forth above are qualified in their entirety by reference to each respective agreement.

             Except as set forth in this Item 4, the Merger Agreement or the IES/WPL Stock Option Agreement, neither WPL nor, to the best of WPL's knowledge, any of WPL's executive officers or directors, has any present plans or proposals which relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

   Item 5.   Interest in Securities of the Issuer.

   (a) and (b):   By reason of the IES/WPL Stock Option Agreement, pursuant
   to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, WPL may be deemed to have sole voting and dispositive power with respect to the IES Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 5,861,115 shares of IES Common Stock, or approximately 16.6% of the IES Common Stock outstanding on November 10, 1995 assuming exercise of the Option and the nontriggering of IPC's right to exercise its option for IES Common Stock. However, WPL expressly disclaims any beneficial ownership of the 5,861,115 shares of IES Common Stock which may be obtainable by WPL upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof. Furthermore, even if the events did occur which rendered the Option exercisable, WPL believes it would be a practical impossibility to obtain the regulatory approvals necessary to acquire shares of IES Common Stock pursuant to the Option within 60 days.

             Except as set forth above, neither WPL nor, to the best of WPL's knowledge, any of WPL's executive officers or directors, owns any IES Common Stock.

   (c): Except as set forth above, neither WPL nor, to the best of WPL's knowledge, any of WPL's executive officers or directors, has affected any transaction in the IES Common Stock during the past 60 days.

   (d): So long as WPL has not purchased the IES Common Stock subject to the Option, WPL does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the IES Common Stock.

   (e):      Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             The Merger Agreement contains certain customary restrictions on the conduct of the business of IES pending the Merger, including certain customary restrictions relating to the IES Common Stock. Except as provided in the Merger Agreement, the Stock Option Agreements or as set forth herein, neither WPL, nor, to the best of WPL's knowledge, any of WPL's executive officers or directors, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of IES, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

   Item 7.   Material to be Filed as Exhibits.

             The exhibits listed in the accompanying Exhibit Index are incorporated in this Schedule 13D by reference to the WPL (File No. 1-
   9894) filing set forth therein.

   SIGNATURE.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   Dated:  November 17, 1995

                                 WPL HOLDINGS, INC.



                                 By:  /s/ Edward M. Gleason
                                      Edward M. Gleason
                                      Vice President, Treasurer
                                        and Corporate Secretary

                                   SCHEDULE A

             Set forth below is the name, business address or residence, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of WPL. Each of the directors and executive officers of WPL is a citizen of the United States. If no address is given, the director's or executive officer's business address is WPL Holdings, Inc., 222 West Washington Avenue, Madison, Wisconsin 53703. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with WPL.

    Name                      Present Principal Occupation or
                              Employment and Address

    Directors of WPL
    Erroll B. Davis, Jr.      President and Chief Executive
                              Officer, WPL and WP&LC; Chairman of
                              the Board, HDC

    L. David Carley           Consultant and Financial Advisor (to
                              small businesses, institutions and
                              associations specializing in higher
                              education and health delivery), 2019
                              Pine Street, Philadelphia, PA  19103

    Rockne G. Flowers         President and Director, Nelson
                              Industries, Inc. (a muffler, filter,
                              industrial silencer, and active sound
                              and vibration control technology and
                              manufacturing firm), 3039 Shadyside
                              Drive, Stoughton, Wisconsin  53589

    Donald R. Haldeman        Executive Vice President and Chief
                              Executive Officer, Rural Insurance
                              Companies (a mutual insurance group),
                              7010 Mineral Point Road, Madison,
                              Wisconsin  53717

    Katharine C. Lyall        President, University of Wisconsin
                              System,1720 Van Hise Hall, 1220
                              Linden Drive, Madison, Wisconsin
                              53706

    Arnold M. Nemirow         President and Chief Executive
                              Officer, Bowater, Inc. (pulp and
                              paper manufacturer), 55 East
                              Camperdown Way, Greenville, South
                              Carolina  29602

    Milton E. Neshek          President, Chief Executive Officer
                              and Director, Godfrey, Neshek, Worth
                              & Leibsle, S.C. (law firm), 11 North
                              Wisconsin, Elkhorn, Wisconsin  53121;
                              and General Counsel, Assistant
                              Secretary and Manager, New Market
                              Development, Kikkoman Foods, Inc. (a
                              food product manufacturer)

    Henry C. Prange           Director and Retired Chairman of the
                              Board, H.C. Prange Company (retail
                              stores), 7905 CocoBay Drive, Naples,
                              Florida  33963

    Judith D. Pyle            Vice Chair and Senior Vice President
                              of Corporate Marketing, Rayovac
                              Corporation (a battery and lighting
                              products manufacturer), 601 Rayovac
                              Drive, Madison, Wisconsin  53711-2497

    Carol T. Toussaint        Consultant (to non-profit groups on
                              board organization, fund development
                              and public relations), 1209 Burning
                              Wood Way, Madison, Wisconsin  53704

    Executive Officers of WPL

    Erroll B. Davis, Jr.      President and Chief Executive Officer

    Lance W. Ahearn           President and Chief Executive Officer
                              of HDC

    Edward M. Gleason         Vice President, Treasurer and
                              Corporate Secretary

    William D. Harvey         Senior Vice President of WP&LC

    Eliot G. Protsch          Senior Vice President of WP&LC

    A.J. (Nino) Amato         Senior Vice President of WP&LC

    Daniel A. Doyle           Vice President-Finance, Controller
                              and Treasurer of WP&LC

    Steven F. Price           Assistant Corporate Secretary and
                              Assistant Treasurer

                               WPL HOLDINGS, INC.

                          EXHIBIT INDEX TO SCHEDULE 13D


                             Exhibit
        (2.1)    Agreement and Plan of Merger, dated as
                 of November 10, 1995, by and among WPL
                 Holdings, Inc., IES Industries Inc.,
                 Interstate Power Company and AMW
                 Acquisition, Inc.  [Incorporated by
                 reference to Exhibit (2.1) to WPL
                 Holdings, Inc.'s Current Report on Form
                 8-K, dated November 10, 1995]

        (2.2)    Option Grantor/Option Holder Stock
                 Option and Trigger Payment Agreement,
                 dated as of November 10, 1995, by and
                 among WPL Holdings, Inc. and IES
                 Industries Inc.  [Incorporated by
                 reference to Exhibit (2.2) to WPL
                 Holdings, Inc.'s Current Report on Form
                 8-K, dated November 10, 1995]

        (2.3)    Option Grantor/Option Holder Stock
                 Option and Trigger Payment Agreement,
                 dated as of November 10, 1995, by and
                 among WPL Holdings, Inc. and Interstate
                 Power Company.  [Incorporated by
                 reference to Exhibit (2.3) to WPL
                 Holdings, Inc.'s Current Report on Form
                 8-K, dated November 10, 1995]

        (2.4)    Option Grantor/Option Holder Stock
                 Option and Trigger Payment Agreement,
                 dated as of November 10, 1995, by and
                 among IES Industries Inc. and WPL
                 Holdings, Inc.  [Incorporated by
                 reference to Exhibit (2.4) to WPL
                 Holdings, Inc.'s Current Report on Form
                 8-K, dated November 10, 1995]

        (2.5)    Option Grantor/Option Holder Stock
                 Option and Trigger Payment Agreement,
                 dated as of November 10, 1995, by and
                 among IES Industries Inc. and Interstate
                 Power Company.  [Incorporated by
                 reference to Exhibit (2.5) to WPL
                 Holdings, Inc.'s Current Report on Form
                 8-K, dated November 10, 1995]

        (2.6)    Option Grantor/Option Holder Stock
                 Option and Trigger Payment Agreement,
                 dated as of November 10, 1995, by and
                 among Interstate Power Company and WPL
                 Holdings, Inc.  [Incorporated by
                 reference to Exhibit (2.6) to WPL
                 Holdings, Inc.'s Current Report on Form
                 8-K, dated November 10, 1995]

        (2.7)    Option Grantor/Option Holder Stock
                 Option and Trigger Payment Agreement,
                 dated as of November 10, 1995, by and
                 among Interstate Power Company and IES
                 Industries Inc.  [Incorporated by
                 reference to Exhibit (2.7) to WPL
                 Holdings, Inc.'s Current Report on Form
                 8-K, dated November 10, 1995]

        (99)     WPL Holdings, Inc., IES Industries Inc.
                 and Interstate Power Company Press
                 Release, dated November 11, 1995.
                 [Incorporated by reference to Exhibit
                 (99) to WPL Holdings, Inc.'s Current
                 Report on Form 8-K, dated November 10,
                 1995]